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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*

                               IOMEGA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, $0.03 AND 1/3 PAR VALUE
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                    462030305
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages


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CUSIP NO. 462030305                  13G/A                     Page 2 of 7 Pages

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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         IDANTA PARTNERS LTD.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]
                                                                (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS, UNITED STATES OF AMERICA
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NUMBER OF                  5        SOLE VOTING POWER
SHARES                              4,231,414 (1,2)
                           -----------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            -0-
                           -----------------------------------------------------
EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           4,231,414 (1,2)
                           -----------------------------------------------------
PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                -0-
--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  4,231,414 (2)
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                    8.1% (3)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
                                       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1)      As exercised by its general partner Dunn Family Trust, David J. Dunn,
         Trustee.
(2)      Reflects the 1 for 5 reverse stock split effective September 28, 2001.
(3) Based on 52,117,831 shares of the Stock outstanding, as reflected in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2001.


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CUSIP NO. 462030305                  13G/A                     Page 3 of 7 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF                  5        SOLE VOTING POWER
SHARES                              4,802,376 (1,2)
                           -----------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            -0-
                           -----------------------------------------------------
EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           4,802,376 (1,2)
                           -----------------------------------------------------
PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 4,802,376 (1,2)
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                    9.2% (3)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
                        OO (GRANTOR TRUST FOR INDIVIDUAL)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1)      Includes 4,231,414 shares of the Stock held by Idanta Partners Ltd.
(2)      Reflects the 1 for 5 reverse stock split effective September 28, 2001.
(3) Based on 52,117,831 shares of the Stock outstanding, as reflected in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2001.



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CUSIP NO. 462030305                  13G/A                     Page 4 of 7 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         DAVID J. DUNN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF                  5        SOLE VOTING POWER
SHARES                              4,826,376 (1,2)
                           -----------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            -0-
                           -----------------------------------------------------
EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           4,826,376 (1,2)
                           -----------------------------------------------------
PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 4,826,376 (1,2)
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                       XX
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                    9.3% (3)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
                                       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 4,231,414 shares of the Stock held by Idanta Partners Ltd. and 570,962 shares of the Stock held by Dunn Family Trust, David J. Dunn, Trustee. Excludes 480 shares of the Stock held by Mr. Dunn's spouse, of which Mr. Dunn disclaims beneficial ownership.
(2)      Reflects the 1 for 5 reverse stock split effective September 28, 2001.
(3) Based on 52,117,831 shares of the Stock outstanding, as reflected in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2001.




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CUSIP NO. 462030305                  13G/A                     Page 5 of 7 Pages

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 13, 1985 (the "Schedule 13G"), relating to the Common Stock, par value $0.03-1/3 per share (the "Stock"), of Iomega Corporation (the "Issuer"), as heretofore amended by:

         Amendment No. 1 thereto dated March 13, 1985, Amendment No. 2 thereto dated February 13, 1986, Amendment No. 3 thereto dated February 13, 1987, Amendment No. 4 thereto dated February 13, 1989, Amendment No. 5 thereto dated February 13, 1990, Amendment No. 6 thereto dated February 13, 1991, Amendment No. 7 thereto dated February 13, 1992, Amendment No. 8 thereto dated January 17, 1997 Amendment No. 9 thereto dated February 9, 1998, Amendment No. 10 thereto dated February 20, 1998, Amendment No. 11 thereto dated February 5, 1999, Amendment No. 12, thereto dated February 8, 2000, and Amendment No. 13, thereto dated February 9, 2001.

Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G. As defined in previous filings, Idanta Partners Ltd. is referred to as "IPL", David J. Dunn is referred to as "DJD" and Dunn Family Trust, David J. Dunn, Trustee is referred to as "DFT".

Item 1(b) as reported in the Schedule 13G is hereby amended and restated to read as follows:

ITEM 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
                           -----------------------------------------------

                  The address of the issuer's principal executive offices is:

                           4435 Eastgate Mall
                           3rd Floor
                           San Diego, CA 92121

Items 2(b) and (e) as reported in the Schedule 13G are hereby amended and restated to read as follows:

ITEM 2(b).          ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.
                    -----------------------------------------------------------

                  The principal business office address of all Reporting Persons (IPL, DFT and DJD) is:

                  9255 Towne Centre, Suite 925
                  San Diego, California 92121




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CUSIP NO. 462030305                  13G/A                     Page 6 of 7 Pages

ITEM 2(e)                  CUSIP NUMBER.
                           ------------

                  The CUSIP Number of the Stock is 462030305.

Item 4 as reported in the Schedule 13G is hereby amended and restated to read as follows:

ITEM 4.                    OWNERSHIP.
                           ---------

         IPL: (a) The aggregate number of shares of the Stock that IPL owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,231,414,
                  (b) which constitutes approximately 8.1% of the assumed 52,117,831 outstanding shares of the Stock.
                  (c) Acting through its general partner DFT, IPL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,231,414 shares of the Stock.

         DFT: (a) Because of its position as general partner of IPL, which owns 4,231,414 shares of the Stock, DFT may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of these 4,231,414 shares, in addition to the 570,962 shares it directly owns; which totals 4,802,376 shares,
                  (b) which constitutes in the aggregate approximately 9.2% of the assumed 52,117,831 outstanding shares of the Stock.
                  (c) In its capacity as a general partner of IPL and due to the shares it directly owns, DFT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,802,376 shares of the Stock. DFT does not share this power to vote or to direct the vote and to dispose or to direct the disposition of the Stock.

         DJD: (a) Because DJD is the trustee of DFT, which owns 570,962 shares of the Stock and which is a general partner of IPL, which owns 4,231,414 shares of the Stock, and owns 24,000 shares of the Stock individually, DJD may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 4,826,376 shares in the aggregate,
                  (b) which constitutes in the aggregate approximately 9.3% of the assumed 52,117,831 outstanding shares of the Stock.
                  (c) In his capacity as trustee of DFT, which is also a general partner of IPL, DJD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,826,376 shares of the Stock. DJD does not share this power to vote or to direct the vote and to dispose or to direct the disposition of the Stock. DJD's spouse owns 480 shares of Stock, of which DJD disclaims beneficial ownership.




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CUSIP NO. 462030305                  13G/A                     Page 7 of 7 Pages




                                   Signatures:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002

IDANTA PARTNERS LTD.
a Texas limited partnership


by: /s/ Jonathan Huberman
    -----------------------------------
    Jonathan Huberman
    General Partner



DUNN FAMILY TRUST


by: /s/ David J. Dunn
    -----------------------------------
    David J. Dunn, Trustee



/s/ David J. Dunn
---------------------------------------
David J. Dunn, Individually